UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) press release announcing the date of the release of the third quarter and nine-month period ended December 31, 2021 financial results of the Company, which is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit	Description
99.1	Press release dated February 7, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL BLUE GROUP HOLDING AG

Date: February 7, 2022

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

Exhibit 99.1

GLOBAL BLUE ANNOUNCES DATE FOR Q3 AND 9M 2021/22 RESULTS

February 7, 2022

Global Blue Group Holding AG (NYSE: GB and GB.WS) today announced that it will release its earnings’ results for the third quarter and nine-month period ended December 31, 2021, on March 4, 2022, before the market opens.

The earnings release will include the Management’s Discussion and Analysis of Financial Position and Results of Operations in addition to the accompanying Consolidated Financial Statements and the investor presentation.

An audio recording of commentary on the results by Jacques Stern, Chief Executive Officer, and Loic Jenouvrier, Chief Financial Officer, will also be made available.

These materials can be accessed via the Investor Relations section of the company’s website at www.globalblue.com.

CONTACTS

Analysts/Investors:     Frances Gibbons, Head of Investor Relations
+44 (0) 7815 034 212– fgibbons@globalblue.com

Media:            Domitille Pinta, VP Communications
+33 6 11 07 52 90 - dpinta@globalblue.com

ABOUT GLOBAL BLUE

Global Blue offers innovative solutions in three different fields:

a.Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience

b.Payments services: Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction
c.Complementary RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni-channel customer journey, both in-store and online

In addition, our data and advisory services offer a strategic advisory to help retailers identify opportunities for growth, while our shopper experience and engagement solutions provide data-driven solutions to increase footfall, convert footfall to revenue and enhance performance.

Pre-pandemic figures FY 2019-20.
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